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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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JOAN FERRARI,

         Plaintiff,                            Civil Action No.19419NC

     v.

TRAVELOCITY.COM, INC., et al.,

         Defendants.

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ALAN BEHR,

         Plaintiff,                            Civil Action No.19420NC

     v.

TRAVELOCITY.COM, INC., et al.,

         Defendants.

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ESTHER SUMMER,

         Plaintiff,                            Civil Action No.19421NC

     v.

TRAVELOCITY.COM, INC., et al.,

         Defendants.

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                               AMENDED COMPLAINT

     Plaintiffs, by and through plaintiffs' attorneys, allege upon personal knowledge with respect to themselves, and upon information and belief as to all other allegations herein, as follows:

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                              NATURE OF THE ACTION

      1. This is a class action on behalf of the public holders of common stock of Travelocity.com, Inc. ("Travelocity" or the "Company"), against its directors and Sabre Holdings Corporation ("Sabre"), the Company's controlling shareholder, arising out of Sabre's offer to take Travelocity private.

      2. On or about February 19, 2002, Sabre announced that it planned to commence an unsolicited tender offer for all of the outstanding common stock of Travelocity that it does not already own for $23.00 per share in cash. As of February 19, 2002, Sabre owned (1) all 33 million shares of Travelocity's
Class A common stock; (2) 30 million partnership unity in Travelocity.com LP; and (3) approximately 2.034 million shares of the Company's publicly traded common stock. Assuming conversion of the Class A common stock and exchange of Sabre's partnership units into shares of Company common stock, Sabre owns approximately 70% of the Company's outstanding shares and controls 70% of the shareholder vote.

      3. On or about March 5, 2002, Sabre commenced its tender offer (the "Tender Offer"). Prior to commencing the Tender Offer, Sabre communicated that it would not consider any strategic alternatives for Travelocity and that it was not interested in selling any of its equity interest in the Company.

      4. The consideration Sabre has offered to members of the Class in the Tender Offer is unfair and inadequate because, among other things, the intrinsic value of Travelocity's publicly owned stock is materially in excess of the amount offered. Sabre is seeking to take the Company private at a time when the Company's stock price is depressed. Further, the proposed consideration is substantially below the premiums paid in minority buyout transactions, provides earnings and

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revenue multiples well below industry standards, and falls far below near term analyst price targets.

      5. Moreover, the documents disseminated to Travelocity's public shareholders in connection with the Tender Offer are materially incomplete and misleading. The Schedule TO (the "Tender Offer Statement") filed by Sabre fails to provide the Company's public shareholders with essential and meaningful information they need to assess the fairness and reasonableness of the proposed transaction. In particular, in a transaction such as the one at issue here, the majority and controlling shareholder bears the burden of making complete disclosure of all material facts relevant to the minority shareholders' decision whether to accept the consideration offered. Among other things, in connection with the Tender Offer, Sabre has violated its disclosure obligations by:

      - Omitting any and all material information concerning an acquisition which Travelocity plans to make at a cost of approximately
            $40 million. The Tender Offer Statement merely states that Sabre has proposed a loan to Travelocity to make such purchase. However, the Tender Offer Statement, does not disclose (1) any details concerning the proposed acquisition, including the type of assets that will be acquired; (2) whether the acquisition will be pursued if Sabre succeeds in taking the Company private; (3) the timing of the proposed acquisition; (4) the expected impact of the acquisition on Travelocity's results of operations and projections; (5) the impact, if any, of the proposed acquisition on Sabre's valuation of Travelocity; (6) whether Travelocity has sought alternative sources of financing for the acquisition; (7) whether the proposed loan from Sabre is conditioned upon completion of the Tender Offer; and (8) the terms of the proposed loan;

      - Failing to disclose Sabre's position with regard to its existing non-competition

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            agreement with Travelocity scheduled to expire on March 7, 2002.
            Currently, Sabre is prohibited from competing with Travelocity in the consumer-direct real-time travel reservations, service, and content business through the Internet. The Tender Offer Statement does not disclose whether Sabre intends to renew the non-competition agreement or whether such decision is in any way contingent upon the success of the Tender Offer;

      - Failing to disclose that the premium provided by the consideration offered is materially inadequate in comparison to comparable transactions;

      - Failing to explain why the special committee formed by Travelocity's directors (the "Special Committee") consists of only two directors -- Kathy Misunas and F. William Conner -- in light of the fact that Sabre's letter to the Travelocity Board dated February 18, 2002 contemplates the appointment of three directors to the Special Committee; and

      - Failing to disclose how employee stock options will be treated if the Company is taken private.

      6. Thus, Sabre is clearly attempting to squeeze out the public shareholders of Travelocity without affording them fair consideration for their shares or full and fair disclosure. Injunctive relief in this action is necessary to protect the interests of Travelocity's minority shareholders.

                                   THE PARTIES

      7. Plaintiffs are and at all relevant times have been the owners of Travelocity common stock.

      8. Defendant Travelocity is a corporation duly existing and organized under the laws

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of the State of Delaware, with its principal executive offices located at 15100
Trinity Boulevard, Fort Worth, Texas. Travelocity is an online travel agency. Travelocity common stock trades on the Nasdaq National Market System under the symbol "TVLY."

      9. Defendant Sabre Holdings Corp. ("Sabre") is a Delaware corporation with its principal executive offices located in Fort Worth, Texas. Sabre purports to be a holding company engaged in the electronic distribution of travel through its proprietary computer reservation system - Sabre. As of February 18, 2002, Sabre owned all of the Company's Class A common stock and 12% of the Company's publicly traded common stock, giving it approximately 70% of the Company's equity securities and voting power. By virtue of its controlling stake, Sabre is in a fiduciary relationship with plaintiffs and the other public stockholders of Travelocity, and owes plaintiffs and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

      10. Defendant Jeffery M. Jackson ("Jackson") is and at all relevant times has been a director of Travelocity. Jackson also serves as Executive Vice President, Chief Financial Officer and Treasurer of Sabre.

      11. Defendant Glenn W. Marschel, Jr. ("Marschel") is and at all relevant times has been a director of Travelocity. Marschel also serves as a director of Sabre.

      12. Defendant Sam Gilliland ("Gilliland") is and at all relevant times has been a director of Travelocity. Gilliland also serves as Senior Vice President and Chief Marketing Officer of Sabre.

      13. Defendant William J. Hannigan ("Hannigan") is and at all relevant times has been Chairman of the Board of Travelocity. Hannigan also serves as Chief Executive Officer, President, and Chairman of the Board of Sabre.

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      14. Defendant Terrell B. Jones ("Jones") is and at all relevant times has been a director of Travelocity. Jones has also held various executive positions with Sabre and its affiliates from 1993 through 1999. Jones also serves on the board of directors of Entrust Technologies Inc. ("Entrust") with defendant
F. William Conner.

      15. Defendants James J. Hornthal is and at all relevant times has been a director of Travelocity. Hornthal is also the former chairman and founder of Preview Travel, Inc. ("Preview Travel"), a company which merged with Travelocity.com in 1999.

      16. Defendant F. William Conner is and at all relevant times has been a director of Travelocity. Conner also serves as chairman of the board of Entrust with defendant Jones. Conner was named President and Chief Executive Officer of Entrust on February 14, 2002.

      17. Defendant Paul C. Ely, Jr. is and at all relevant times has been a director of Travelocity. Ely also serves as a director of Sabre.

      18. Defendant Kathy Misunas is and at all relevant times has been a director of Travelocity. Misunas is also the former Chief Executive Officer of The Sabre Group.

      19. The defendants referred to in paragraphs 10 through 18 are collectively referred to herein as the "Individual Defendants."

      20. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiffs and the other public stockholders of Travelocity, and owe plaintiffs and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

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                            CLASS ACTION ALLEGATIONS

      21. Plaintiffs bring this action individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf all shareholders of Travelocity common stock, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

      22. This action is properly maintainable as a class action.

      23. The Class is so numerous that joinder of all members is impracticable. As of February 18, 2002, there were approximately 16.9 million shares of Travelocity common stock in the public float, owned by hundreds if not thousands of public shareholders.

      24. There are question of law and fact which are common to the Class including, INTER ALIA, the following:

          (a) whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of Travelocity's public stockholders;

          (b) whether defendants have issued materially incomplete and misleading Tender Offer materials; and

          (b) whether plaintiffs and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

      25. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately

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protect the interests of the Class.

      26. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

      27. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

A.    BACKGROUND

      28. In January of 1995, Sabre established a separate business unit for it consumer-direct online travel services. A website for this business unit, Travelocity.com, was launched in March 1996. In 1999, Sabre combined its Travelocity.com business unit with the online travel business of Preview Travel.

      29. In March of 2000, Sabre completed the merger of its Travelocity.com business unit with Preview Travel. The Company's common stock began trading on the NASDAQ on March 8, 2000. At the end of its first trading day, Travelocity's common stock closed at $43.88 per share.

      30. According to the Tender Offer Statement, Sabre began to examine strategic alternatives with respect to Travelocity in the Spring of 2001, including taking the Company private. At that time, Travelocity common stock was consistently trading below $20.00 per share. However,

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by May of 2001, Travelocity common stock was trading back above $30.00 per share. Thus, Sabre postponed its pursuit of a strategic combination.

      31. After the terrorist attacks on September 11, 2001, Sabre determined it would be best to further postpone its pursuit of a strategic combination so that it could evaluate the effects of September 11th on the travel industry.

      32. According to the Tender Offer Statement, the current Tender Offer was first considered at a Sabre board meeting on February 15, 2002. As of the date of that meeting, Travelocity common stock was trading at only $19.20 per share. Only two weeks earlier, Travelocity common stock was trading above $27.00 per share. On February 16, 2002, defendant Hannigan contacted defendants Jones and
F. William Connor to inform them that Sabre's Board was meeting on February 18, 2002 to vote upon the Tender Offer.

      33. Seeking to take advantage of the recent drop in Travelocity's stock price, Sabre refused Travelocity's request that Sabre enter into discussions/negotiations with the Company's independent directors prior to publicly announcing the Tender Offer.

B.    THE TENDER OFFER

      34. On February 18, 2002, the Sabre Board unanimously approved the Tender Offer and related plan to take Travelocity private. That same day, defendant Hannigan stated the following in a letter to the Travelocity Board:

      It has become clear that the long-term strategies of Sabre and Travelocity are converging. We believe that this transaction would serve the best interests of our collective shareholders, employees and business partners, and achieve our vision of serving travelers across multiple channels. Accordingly, we are pleased to advise you that Sabre intends to commence a cash tender offer for all of the outstanding shares of common stock of Travelocity not owned by Sabre or its affiliates at a purchase price of $23.00 per share in cash. This tender offer price would represent a 19.8% premium over Friday's closing price of $19.20.

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      The tender offer will be conditioned on the tender of a number of shares sufficient to bring Sabre's ownership interest in Travelocity common stock to 90% (assuming conversion of Sabre's Class A common stock), but will not be subject to any financing contingency. We anticipate acquiring any shares not purchased in the tender offer through a short-form merger, at the same cash price per share as the tender offer.

      We believe that the transaction will deliver greater value to suppliers and travelers across multiple channels. Sabre believes it makes sense to combine the strengths of both companies to pursue new revenue opportunities, while optimizing investment decisions across companies.

      Through this offer, it is our intention that Travelocity will become a wholly-owned Sabre company. There are no plans to change the Travelocity executive team, strategic direction or brand.

      In order to promptly and fully realize these strategic benefits, we wish to complete the acquisitions of the public Travelocity shares as quickly as possible. We believe it would be desirable for the three independent directors of Travelocity to be constituted as a special committee to respond to our proposal on behalf of Travelocity's public shareholders, and our representatives on the Travelocity Board will vote in favor of that delegation of authority. We also encourage the special committee to retain legal and financial advisors to assist it in its review. Sabre would also welcome the opportunity to present its proposal to the special committee. Our current intention is to launch the tender offer on or soon after March 5.

      We are hopeful that by proceeding with a tender offer Sabre will be able to complete its acquisition of the public Travelocity shares quickly and thereby enable Travelocity's shareholders to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement. Therefore, we do not intend to seek a conventional long form merger, but rather will utilize a short-form merger procedure assuming we attain requisite share ownership.

      A copy of the press release announcing our intentions to commence a tender offer is attached for your information. We expect to issue the press release tomorrow.

      Jim Murphy will head the Sabre business team on this transaction and Jim Brashear will lead our legal team. They may be reached at (682) 605-1753 and (682) 605-1551, respectively. If you have any questions concerning our offer, please contact them.

      35. In response to the letter from Sabre, Travelocity formed the Special Committee consisting of directors Kathy Misunas and F. William Conner. Although defendant Hannigan's letter contemplates three Special Committee members, the Tender Offer Statement does not explain

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why the Special Committee formed by Travelocity's Board consists of only two members. The Special Committee retained Locke, Liddell & Sapp as its legal counsel and Salomon Smith Barney ("SSB") as its financial advisor.

      36. On or about February 19, 2002, Sabre issued a press release announcing the Tender Offer to the public. Sabre indicated that it intended to commence the Tender Offer on March 5, 2002.

      37. On or about February 19, 2002, defendant Hannigan, on behalf of Sabre, met with Travelocity management. At that meeting, Hannigan stated that Sabre intended to maintain Travelocity employee levels and Travelocity compensation plans and to assume existing employee stock options. There is no disclosure in the Tender Offer Statement concerning how employee stock options will be treated if the Company is taken private.

      38. The Tender Offer Statement states that, on February 20, 2002, defendants Jones and Jackson discussed by telephone Sabre's offer to provide a loan to Travelocity in the amount of approximately $40 million for the purpose of funding a proposed acquisition by the Company. This issue was again discussed on February 26, 2002, with Sabre circulating draft documentation evidencing the loan. There is no disclosure in the Tender Offer Statement concerning any details about the proposed acquisition including, but not limited to, whether the acquisition will be pursued if Sabre succeeds in taking the Company private; the timing of the proposed acquisition; the expected impact of the acquisition on Travelocity's results of operations and projections; the impact, if any, of the proposed acquisition on Sabre's valuation of Travelocity; whether Travelocity has sought alternative sources of financing for the acquisition; whether the proposed loan from Sabre is conditioned upon completion of the Tender Offer; or the terms of the proposed loan.

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      39. On March 4, 2002, based upon the recommendation of SSB, the Special
Committee determined that, if Sabre commenced a tender offer at a price of $23.00 per share, such price would be inadequate.

      40. On March 5, 2002, Sabre commenced the Tender Offer and filed the Tender Offer Statement.

C.    THE PROPOSED CONSIDERATION UNDERVALUES TRAVELOCITY

      41. Sabre has unfairly timed the Tender Offer and subsequent second step merger (together the "Transaction") to take advantage of Travelocity's depressed stock price. As set forth above, only two weeks prior to Sabre's announcement of the Tender Offer, Travelocity common stock traded in excess of $27.00 per share.

      42. Although Sabre is accurate when it states that the consideration proposed in the Tender Offer provides a premium of over 19% compared to the Company's closing price on February 4, 2002, its self-serving characterization is misleading. Indeed, a closer examination of Sabre's recent trading history reveals that $23.00 per share fails to provide Travelocity's minority shareholders with a premium comparable to the premiums received in similar squeeze out transactions. For example, Sabre conveniently fails to draw attention to the fact that the $23.00 per share price (1) provides only a 3.4% premium to the average trading price of Travelocity common stock for the one month trading period prior to the announcement of the Transaction; (2) provides a negative premium of 1.9% compared to the price of Travelocity common stock one month prior to the announcement of the Transaction; (3) provides a negative premium of 3.4% to the average trading price of Travelocity common stock for the 3 month period prior to the announcement of the Transaction; and (4) provides a negative premium of 1.1% to the average trading price of Travelocity

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common stock for the 12 month period prior to the announcement of the
Transaction.

      43. The premiums provided by the Transaction set forth in the preceding paragraph pale in comparison to the average premiums paid in similar minority squeeze out transactions. For example, the average one day premium for minority squeeze out transactions since January 2000 is 34.8%, which would result in a buyout price of Travelocity shares of $25.89 per share. Similarly, the average one month premium for minority squeeze out transactions since January 2000 is 44.5%, which would result in a buyout price of Travelocity shares of $33.87 per share. Thus, the premiums implicit in the Transaction are substantially below average. In fact, looking at the 1 month, 3 month average, and 12 month average for Travelocity common stock, the Transaction does not provide a positive premium for the Company's minority shareholders.

      44. In addition to providing an entirely inadequate market premium, the consideration provided for in the Transaction implies price to revenue, earnings (pro forma) and book value per share multiples for Travelocity far below those of comparable companies. For example, the revenue multiple implied by the Transaction for Travelocity is 3.45, while the corresponding multiples for Expedia and Hotel Reservation Network are 7.71 and 5.15, respectively. Similarly, the earnings multiple implied by the Transaction for Travelocity is 66.73, while the corresponding multiple for Expedia is 190.87. Likewise, the book value equity multiple implied by the Transaction for Travelocity is 3.94, while the corresponding multiples for Expedia and Hotel Reservation Network are
9.19 and 5.18, respectively.

      45. Moreover, the proposed consideration of $23.00 per share is insufficient and unfair considering analysts' near term targets for Travelocity common stock. On February 8, 2002, approximately one week prior to the announcement of the Tender Offer, Bear Stearns issued a price

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target of $35.00 to $40.00 per share for Travelocity. On January 17, 2002, less than one month prior to the announcement of the Tender Offer, Thomas Weisel Partners and CIBC World Markets separately established price targets of $30.00 per share. One day earlier, on January 16, 2002, C.E. Unterberg, Towbin set a price target for Travelocity common stock of $35.00 per share.

      46. In addition, since the announcement of the Tender Offer, Travelocity common stock has not traded below $25.00 per share, well in excess of the offered price.

      47. Not surprisingly, securities analysts do not perceive the consideration in the Transaction as fair:

      - On February 19, 2002, Steve Weinstein of Pacific Crest Securities opined that the Tender Offer price of $23.00 per share is "too low";

      - On February 19, 2002, Paul Keung of CIBC World Market stated, "I think $23 is too cheap. My price target is $30. Something closer to that price would be more reasonable";

      - On February 20, 2002, Jake Fuller of Thomas Weiser Partners opined that a fair value for Travelocity common stock would be between $25.00 and $28.00 per share based upon a discounted cash flow analysis and multiples for the rest of the online travel retailers; and

      - On February 26, 2002, Thomas S. Underwood ("Underwood") of Legg Mason advised Travelocity shareholders not to tender their shares as the Tender Offer does not fully reflect the value of Travelocity shares in a taxable acquisition transaction. Underwood opined "until an offer price exceeds $28.00, we believe TVLY shareholders would be better off without a transaction".

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D.    DEFENDANTS FAIL TO DISCLOSE ALL MATERIAL INFORMATION NEEDED
      BY THE CLASS TO MAKE INFORMED DECISIONS REGARDING THE
      FAIRNESS OF THE TRANSACTION.

      48. Sabre has a duty to disclose fully and fairly all material information regarding the prospects of Travelocity so that the minority shareholders of the Company can make an informed decision whether or not to tender their shares into the Tender Offer.

      49. The Tender Offer Statement is materially incomplete and misleading for several reasons. In addition to mis-characterizing the premium that the Transaction will provide to Travelocity's minority shareholders, the materials fail to disclose important information concerning (1) a proposed $40 million acquisition by Travelocity and Sabre's planned loan to the Company to fund the acquisition; and (2) Sabre's intention with respect to a non-competition agreement between Sabre and Travelocity which expires on March 7, 2002.

      50. With respect to the planned $40 million acquisition, the Tender Offer Statement merely states that Sabre, at approximately the same time as it made its Tender Offer, proposed to loan Travelocity the funds for such an acquisition and has circulated draft documentation of the loan to Travelocity. The Tender Offer Statement does not disclose (1) any details concerning the proposed acquisition, including the type of assets or entity that will be acquired; (2) whether the acquisition will be pursued if Sabre succeeds in taking the Company private; (3) the timing of the proposed acquisition; (4) the expected impact of the acquisition on Travelocity's results of operations and projections; (5) the impact, if any, of the proposed acquisition on Sabre's valuation of Travelocity;
(6) whether Travelocity has sought alternative sources of financing for the acquisition; (7) whether the proposed loan from Sabre is conditioned upon completion of the Transaction; and (8) the terms of the proposed loan.

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      51. Travelocity's minority shareholders need much more detailed information concerning the planned acquisition by Travelocity and Sabre's loan in connection with the acquisition in order to make a fully informed decision concerning the fairness of the Transaction. A $40 million acquisition will undoubtedly materially affect the value of Travelocity and its financial prospects for the future. Moreover, the company's public shareholders are entitled to know why Sabre is offering to provide the financing to Travelocity and on what terms and conditions.

      52. Similarly, the Tender Offer Statement does not provide material information concerning the non-competition agreement between Sabre and Travelocity. Specifically, the Tender Offer Statement represents that the non-competition agreement between the parties expires on March 7, 2002. However, the Tender Offer Statement is silent concerning whether the parties have held any discussions regarding extending the non-competition agreement, amending its terms, or allowing it to expire. Clearly, Travelocity's business and future prospects will be materially affected if Sabre chooses not to renew or enter into a similar non-competition agreement. Absent information concerning Sabre's intentions, plaintiffs and the other members of the Class can not possibly determine whether the Transaction is in their best interests. Moreover, the Company's public shareholders are likely to feel coerced into tendering their shares in light of the fact that the non-competition agreement expires contemporaneously with the commencement of the Tender Offer and they have no basis to determine the future viability of the Company with Sabre as a competitor.

      53. Moreover, as described above, the Tender Offer Statement makes confusing and misleading disclosures concerning the formation and ultimate composition of the Special Committee. In his letter to the Travelocity Board, defendant Hannigan states that he expects three of the Company's independent directors to form the Special Committee. The Tender Offer Statement then

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discloses that the Special Committee consisted of only two members yet does not disclose the identity of the third director defendant Hannigan expected to serve as a Special Committee member and does not explain why that director ultimately did not end up on the Special Committee.

      54. Sabre is the majority owner of Travelocity and is, therefore, well aware of the status of Travelocity's development and success. In making its inadequate offer to acquire the publicly owned stock of the Company, Sabre has tried to take advantage of the fact that the market price of Travelocity stock does not fully reflect the progress and inherent and future value of the Company.

      55. The instrinsic value of the stock of Travelocity is materially in excess of $23.00 per share, giving due consideration to the prospects for growth and profitability of Travelocity in light of its business, earnings and earnings power, present and future. The proposed consideration offers an inadequate premium to the public stockholders of Travelocity and was not the result of arm's length negotiations. Rather, the proposed consideration was set arbitrarily by Sabre to "cap" the market price of Travelocity stock, as part of its plan to obtain complete ownership of the Company's assets and business at the lowest possible price.

      56. Because Sabre is in possession of substantial non-public information concerning the Company's future financial prospects, the degree of knowledge and economic power between Sabre and the Class members is unequal, making it unfair for Sabre to obtain the remaining 16.1% of Travelocity's shares at the unfair and inadequate consideration it has proposed with inadequate disclosure.

      57. Because Sabre controls 70% of Travelocity, no auction or market check can be effected to ascertain the Company's transactional worth. Thus, Sabre, has the power and is exercising its power, with the acquiescence of the Individual Defendants, to acquire Travelocity's

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minority shares and dictate terms which are in Sabre's best interest, without competing bids and in violation of its fiduciary duties to the Class.

      58. Plaintiffs and the Class will suffer irreparable harm unless the defendants are enjoined from breaching their fiduciary duties to the Class in the manner indicated herein.

      59. Plaintiffs and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

      WHEREFORE, plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

            A. Declaring that this action is properly maintainable as a class action, and certifying plaintiffs as class representatives;

            B. Enjoining the proposed Transaction or, if the Transaction is consummated, rescinding the Transaction or awarding rescissory damages;

            C. Awarding plaintiffs and the Class compensatory damages and/or rescissory damages;

            D. Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

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            E.    Granting such other and further relief as this Court may deem to be just and proper.

                                    ROSENTHAL, MONHAIT, GROSS &
                                    GODDESS, P.A.

                                By: /s/ [ILLEGIBLE]
                                    -----------------------------------
                                    Suite 1401, 919 North Market Street
                                    Post Office Box 1070
                                    Wilmington, Delaware 19899
                                    (302) 656-4433

                                    CHIMICLES & TIKELLIS, LLP
                                    One Rodney Square
                                    Wilmington, Delaware 19899
                                    (302) 656-2500

                                    PLAINTIFFS' CO-LIAISON COUNSEL

Of Counsel:

SCHIFFRIN & BARROWAY, LLP
3 Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

GOODKIND LABATON RUDOFF & SUCHAROW, LLP
100 Park Avenue
12th Floor
New York, NY 10017

FARUQI & FARUQI, LLP
320 East 39th Street
New York, NY 10016

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